Biocept, Inc.

5810 Nancy Ridge Drive

San Diego, CA 92121

(858) 320-8200

December 19, 2018

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:Biocept, Inc.

Registration Statement on Form S-1

File No. 333-228566

Ladies and Gentlemen:

The undersigned hereby withdraws the request for acceleration sent to your office via EDGAR on December 19, 2018, which requested that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 5:25 p.m. Eastern Time on December 19, 2018 or as soon as practicable thereafter.

Sincerely,

Biocept, Inc.

By: /s/ Timothy Kennedy

Timothy Kennedy

Chief Financial Officer